CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

January 28, 2022

VIA EDGAR AND EMAIL

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Apollo Realty Income Solutions, Inc.

Draft Registration Statement on Form S-11

CIK No. 0001882850

Response to Staff Comment No. 4 made by letter dated October 27, 2021

Dear Mr. Regan and Ms. Long:

Apollo Realty Income Solutions, Inc. (the “Company”), an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), submitted the above-referenced draft registration statement and Amendment No. 1 to the draft registration statement, each on a confidential basis via EDGAR on September 30, 2021 and November 23, 2021, respectively (as amended, the “Draft Registration Statement”). On behalf of the Company, we are submitting this letter on a supplemental basis to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in response to Comment 4 from the Staff’s letter to the Company, dated October 27, 2021, in order to provide an explanation of the prior performance information that the Company proposes to include in a subsequent amendment to the Draft Registration Statement in accordance with Industry Guide 5 (“Guide 5”) that would be meaningful to potential investors in the Company.

As described in the Draft Registration Statement, upon effectiveness of the Draft Registration Statement, the Company expects to be externally managed by newly-formed ARIS Management, LLC (the “Adviser”), an entity that will be an affiliate of Apollo Global Management, Inc. (together with its affiliates, “Apollo”).

By its terms, Guide 5 applies to registration statements for offerings of interests in real estate limited partnerships. Pursuant to Item 8 of Guide 5, a registration statement for such an offering is required to include certain performance data for the past three, and in some cases five, years with respect to other programs with similar investment objectives that have been sponsored by the general partner (including its affiliates) of the partnership, the promoters of the partnership, and all persons that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, such general partner or promoters (which are referred to together in Guide 5 as “sponsors”). In addition, the Staff has extended the application of Item 8 of Guide 5 to a registration statement for an equity offering by a real estate investment trust that does not have prior operating results if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

U.S. Securities and Exchange Commission

January 28, 2022

Item 8 of Guide 5 calls for performance tables that illustrate the prior performance of programs sponsored by the sponsors. Although not defined in Guide 5, the Securities and Exchange Commission Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), indicate that the term “program” was intended to apply to classic real estate syndications. In Release No. 34-18161 (October 7, 1981), for example, the Commission explained that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In discussions with other registrants, the Staff has also defined a Guide 5 “program” to be an investment fund or other similar investment vehicle (i) that invests primarily in real estate or real estate-related investments and (ii) whose investors are passive and do not participate in the management of the investment vehicle. We also understand that the Staff interprets “that invests primarily in real estate or real estate-related investments” to mean that a majority of an entity’s assets are real estate or real estate-related investments.

The Company does not have any prior operating results and the Company has yet to identify the assets it intends to acquire with at least 75% of the expected proceeds raised in its initial public offering (this “offering”). Accordingly, the Company believes that it is required to include prior performance information pursuant to Guide 5 in the registration statement.

I.	Factual Background

As described in further detail below, Apollo manages or has managed 23 vehicles (inclusive of any co-investment accounts and related parallel funds and alternative investment vehicles) that invest or have invested primarily in real estate or real estate-related investments (the “Apollo Real Estate Vehicles”) during the ten years ended December 31, 2021. Of the Apollo Real Estate Vehicles (1) five vehicles invest or have invested primarily in stabilized net lease commercial real estate primarily in the United States; (2) nine vehicles invest or have invested primarily in “opportunistic” commercial real estate and real estate-related investments in the United States, Europe, and/or Asia; (3) four vehicles invest or have invested primarily in “core plus” commercial real estate and real estate-related investments in Europe; (4) three vehicles invest or have invested primarily in real estate debt or real estate-related debt investments primarily in the United States or Europe; and (5) two vehicles invest or have invested primarily in infrastructure and infrastructure-related investments globally. With respect to each of these vehicles, Apollo has (or had) investment acquisition discretion.

II.	Analysis

Guide 5 requires the Company to include a narrative summary of prior performance of vehicles sponsored by Apollo, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of such vehicles, in the last ten years. Additionally, Guide 5 requires the Company to include tabular information for certain vehicles (1) the offerings of which closed in the most

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

U.S. Securities and Exchange Commission

January 28, 2022

recent three, and in some cases five, years in Tables I, II and III, (2) that have completed operations in the most recent five years in Table IV, and (3) all sales or acquisitions of properties by programs with similar investment objectives within the most recent three years in Tables V and VI, respectively. The Company would be required to disclose tabular information of vehicles that do not have investment objectives similar to the Company’s investment objectives in Tables I, II, III and IV only if the required number of vehicles with similar investment objectives under each Table is not met. Tables V and VI apply only to vehicles with similar investment objectives.

The Company intends to invest the proceeds from this offering in a portfolio of diversified institutional quality, income-oriented commercial real estate primarily in the United States that provide current income and potential capital appreciation, which the Company considers to be comprised of stabilized net lease commercial real estate and “core plus” real estate in the United States. Specifically, the Company expects to execute an asset-focused acquisition strategy that targets primarily substantially stabilized commercial real estate assets that have attractive long-term fundamentals in the United States. The Company refers to the foregoing category of assets as “Income-Oriented U.S. Real Estate Assets.” To a lesser extent, the Company may invest in real estate debt or real estate-related debt securities primarily in the United States on a selective basis or to provide a source of liquidity for its share repurchase plan, cash management and other purposes or other real estate assets.

Accordingly, the Company considers a vehicle to have an investment objective similar to the Company’s investment objectives if a vehicle seeks to acquire Income-Oriented U.S. Real Estate Assets. The Company distinguishes strategies that have investment objectives that seek higher investment returns such as opportunistic strategies or have a different geographic focus or focus on different categories of assets, such as vehicles that primarily focus on real estate debt or real estate-related debt investments, and considers these vehicles to have investment objectives that are not similar to the Company’s investment objectives. Of the Apollo Real Estate Vehicles described in greater detail below, only the Athene Net Lease Vehicles (as defined in Section II.A. below) have investment objectives similar to the Company’s investment objectives. The other Apollo Real Estate Vehicles do not have investment objectives similar to the Company’s investment objectives due to either different return objectives, geographic focus or target assets.

For the Staff’s reference and to illustrate in tabular form the similarities and differences between the Company’s investment objectives and those of the Apollo Real Estate Vehicles, set forth below are tables that describe, for each of the Apollo Real Estate Vehicles, (i) the date of the last closing of subscriptions from investors in the vehicle,1 (ii) the current status of the vehicle,2 and (iii) the percentage of the vehicle’s assets invested in Income-Oriented U.S. Real Estate Assets and the percentage of the vehicle’s assets that are not invested in Income-Oriented U.S. Real Estate Assets (“Other Assets”). For the vehicles described in the tables below, Other Assets typically consists of (a) real estate or real estate-related

[1]	For purposes of this letter, the date of last closing means the last date on which the vehicle accepted and closed with respect to investor subscriptions.
[2]

“Active” refers to the period during which a vehicle is generally accepting investors’ capital and/or permitting withdrawal of capital in the ordinary course or the period during which a vehicle may make capital calls from the vehicle’s investors to fund investments or the period during which a vehicle implements its business plan before liquidating its investments. “Liquidation Period” refers to a period during which a vehicle is liquidating its remaining investments in order to make final distributions to its investors.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

U.S. Securities and Exchange Commission

January 28, 2022

investments that are primarily opportunistic in nature that focus on capital appreciation rather than current income at acquisition, (b) investments that are primarily made outside of the United States (even if similar target assets and return profiles as Income-Oriented U.S. Real Estate Assets), (c) investments that are primarily comprised of real estate debt or real estate-related debt investments, or (d) investments that are primarily comprised of infrastructure or infrastructure related assets.

A.	Apollo vehicles with investment objectives that are similar to those of the Company.

Apollo manages five investment vehicles that invest primarily in stabilized net lease commercial real estate assets primarily in the United States for Athene Holding Ltd. (together with its subsidiaries and affiliates, “Athene”), which are referred to herein as the “Athene Net Lease Vehicles.” Athene is a leading retirement services company that issues, reinsures, and acquires retirement savings products designed for the increasing number of individuals and institutions seeking to fund retirement needs. In March 2021, Apollo and Athene entered into a definitive agreement to merge (the “Merger”), at which time Apollo held Class A common shares of Athene Holding Ltd. In January 2022, Apollo and Athene announced the successful completion of the Merger under Apollo Global Management, Inc. (NYSE: APO). As a result of the Merger, the combined entity Apollo Global Management, Inc., has two principal subsidiaries: Apollo Asset Management (formerly Apollo Global Management, Inc.), its alternative asset management business, and Athene, its retirement services business.

Apollo established the Athene Net Lease Vehicles. In addition, Apollo manages these vehicles either as general partner or through another contractual arrangement and has investment acquisition discretion and controls liquidity and asset management decisions. Moreover, there will likely be an overlap in investment professionals responsible for managing the Athene Net Lease Vehicles and the Company. Because the Company’s anticipated investment objectives are similar to those of the Athene Net Lease Vehicles, in that each seeks to acquire primarily income-oriented commercial real estate assets primarily in the United States that provide current income and potential capital appreciation and there is expected to be a commonality of personnel managing the vehicles, the Company believes that the performance of the Athene Net Lease Vehicles would be meaningful to investors in this offering.

Set forth below in the table is the information described above under “Analysis” for the Athene Net Lease Vehicles:

Name of Vehicle	Date of Last Closing	Status of Vehicle	Percentage of total assets invested in Income-Oriented U.S. Real Estate Assets and Other Assets (as of September 30, 2021)
NNN Opportunities Fund, L.P.	July 2020	Active	Income-Oriented U.S. Real Estate Assets – 100% Other Assets – 0%
NNN AGP Opportunities Fund, L.P.	January 2021	Active	Income-Oriented U.S. Real Estate Assets – 100% Other Assets – 0%
NNN AGP Opportunities Fund II, L.P.	April 2021	Active	Income-Oriented U.S. Real Estate Assets – 100% Other Assets – 0%
NNN AGP Opportunities Fund III, L.P.	November 2021	Active	Income-Oriented U.S. Real Estate Assets – 100% Other Assets – 0%
NNN Opportunities Fund IV, L.P.	November 2021	Active	Income-Oriented U.S. Real Estate Assets – 100% Other Assets – 0%

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

U.S. Securities and Exchange Commission

January 28, 2022

The Company proposes to include both narrative descriptions of the Athene Net Lease Vehicles as well as tabular information required by Tables I, II and III of Appendix II of Guide 5 in a subsequent amendment to the Draft Registration Statement. The Company intends to exclude Table IV because the Athene Net Lease Vehicles are still active, Table V because none of the Athene Net Lease Vehicles has disposed of any properties and Table VI given that the Staff generally does not object if a registrant omits the information called for in Table VI.

Because there are five Athene Net Lease Vehicles, all of which have similar investment objectives to the Company, the requirements under Tables I, II and III of Appendix II of Guide 5 are satisfied by the inclusion of only the Athene Net Lease Vehicles.

B.	Apollo vehicles with investment objectives that are not similar to those of the Company.

Apollo vehicles that invest primarily in “opportunistic” commercial real estate and real-estate-related assets in the United States, Europe, and/or Asia.

Apollo manages nine vehicles that invest primarily in “opportunistic” commercial real estate and real estate-related investments in the United States, Europe, and/or Asia (the “Apollo Opportunistic Vehicles”). The Apollo Opportunistic Vehicles do not have investment objectives similar to the Company’s investment objectives because they seek to acquire primarily opportunistic real estate assets that focus on capital appreciation rather than current income at acquisition. Moreover, with respect to certain of these vehicles, the geographic focus is outside the United States.

Set forth below in the table is the information described above under “Analysis” for the Apollo Opportunistic Vehicles:

Name of Vehicle	Date of Last Closing	Status of Vehicle	Percentage of total assets invested in Income-Oriented U.S. Real Estate Assets and Other Assets (as of September 30, 2021)
AGRE U.S. Real Estate Fund, L.P.	April 2012	Liquidation Period	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo U.S. Real Estate Fund II L.P.	August 2016	Liquidation Period	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

U.S. Securities and Exchange Commission

January 28, 2022

Name of Vehicle	Date of Last Closing	Status of Vehicle	Percentage of total assets invested in Income-Oriented U.S. Real Estate Assets and Other Assets (as of September 30, 2021)
Apollo U.S. Real Estate Fund III L.P.	June 2021	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo Asia Real Estate Fund, L.P.	April 2017	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo Asia Real Estate Fund II, L.P.	July 2021	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo European Principal Finance Fund, L.P.	December 2009	Liquidation Period	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo European Principal Finance Fund II, L.P.	December 2012	Liquidation Period	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo European Principal Finance Fund III, L.P.	November 2017	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo European Principal Finance Fund IV, L.P.	December 2021	Active	N/A

Because these vehicles do not have similar investment objectives to those of the Company because of their strategy to focus on a different category of asset and/or geography, the Company proposes to include narrative information regarding each of these vehicles in accordance with Guide 5 in a subsequent amendment to the Draft Registration Statement but to omit any tabular disclosure because there are five vehicles with investment objectives similar to the Company’s investment objectives (i.e., the Athene Net Lease Vehicles), and Table IV is not applicable for these vehicles as they are still active.

Apollo vehicles that invest primarily in “core plus” commercial real estate and real estate-related assets in Europe.

Apollo manages four vehicles that invest primarily in “core plus” commercial real estate and real estate-related assets in Europe: three vehicles for Athora Holding, Ltd. (together with its subsidiaries and affiliates, “Athora” and such vehicles, the “Athora European Core Plus Vehicles”) and one vehicle for Athene (such vehicle, the “Athene European Core Plus Vehicle,” and together with the Athora European Core Plus Vehicles, the “European Core Plus Vehicles”). Athora is a platform that acquires or reinsures blocks of insurance business in the European insurance market. Apollo and Athene are minority investors in Athora with a long-term strategic relationship.

Apollo established the European Core Plus Vehicles by (1) selecting the initial assets to acquire from Athora that comprised the initial assets for Athora Real Estate Belgium and Athora Real Estate Germany and (2) soliciting cash commitments from Athora for Athora Real Estate Belgium, Athora Real

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

U.S. Securities and Exchange Commission

January 28, 2022

Estate Germany and Athora Real Estate Reinsurance and from Athene for the Athene European Core Plus Vehicle. In addition, Apollo manages these vehicles either as general partner or through another contractual arrangement, and has investment acquisition discretion and controls the liquidity and asset management decisions. However, the European Core Plus Vehicles do not have investment objectives similar to the Company’s investment objectives because even though they seek to acquire similar types of assets as the Company, their geographic focus is Europe while the Company expects to focus its strategy on assets primarily in the United States. Moreover, there will likely not be an overlap in investment professionals responsible for managing the European Core Plus Vehicles and the Company.

Set forth below in the table is the information described above under “Analysis” for the European Core Plus Vehicles:

Name of Vehicle	Date of Last Closing	Status of Vehicle	Percentage of total assets invested in Income-Oriented U.S. Real Estate Assets and Other Assets (as of September 30, 2021)
Athora Real Estate Belgium	N/A	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Athora Real Estate Germany	N/A	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Athora Real Estate Reinsurance	N/A	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
A-A Euro Investment Fund (Lux) SCSp (the Athene European Core Plus Vehicle)	N/A	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%

Because these vehicles do not have similar investment objectives to those of the Company because of their strategy to focus on a different geography, the Company proposes to include narrative information regarding each of these vehicles in accordance with Guide 5 in a subsequent amendment to the Draft Registration Statement, but to omit any tabular disclosure because there are five vehicles with investment objectives similar to the Company’s investment objectives (i.e., the Athene Net Lease Vehicles), and Table IV is not applicable for these vehicles as they are still active.

Apollo vehicles that invest primarily in real estate debt or real estate-related debt investments in the United States or Europe.

Apollo manages or has managed three vehicles that invest primarily in real estate debt or real estate-related debt investments (the “Apollo Real Estate Debt Vehicles”). These vehicles do not have investment objectives similar to the Company’s investment objectives because they invest primarily in real estate debt investments.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

U.S. Securities and Exchange Commission

January 28, 2022

Set forth below in the table is the information described above under “Analysis” for the Apollo Real Estate Debt Vehicles:

Name of Vehicle	Date of Last Closing	Status of Vehicle	Percentage of total assets invested in Income-Oriented U.S. Real Estate Assets and Other Assets (as of September 30, 2021)
Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI)	N/A	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo Residential Mortgage, Inc. (NYSE: AMTG)	N/A	Completed (merged with ARI in August 2016)	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
A-A Debt Euro Investment Fund (Lux) SCSp (the “Athene European Core Plus Debt Vehicle”)	N/A	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%

Because these vehicles do not have similar investment objectives to those of the Company because of their strategy to focus on a different category of asset, the Company proposes to include narrative information regarding each of these vehicles in accordance with Guide 5 in a subsequent amendment to the Draft Registration Statement, but to omit any tabular disclosure because there are five vehicles with investment objectives similar to the Company’s investment objectives (i.e., the Athene Net Lease Vehicles), and Table IV is not applicable for these vehicles because ARI and the Athene European Core Plus Debt Vehicle are still active and AMTG completed its operations in 2016, which is outside the five-year period required to be covered by Table IV.

Apollo vehicles that invest primarily in infrastructure and infrastructure-related investments.

Apollo manages two vehicles that primarily invest in infrastructure and infrastructure-related investments (the “Apollo Infrastructure Vehicles”). The Apollo Infrastructure Vehicles do not have investment objectives similar to the Company’s investment objectives because they seek to acquire primarily infrastructure and infrastructure-related investments.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

U.S. Securities and Exchange Commission

January 28, 2022

Set forth below in the table is the information described above under “Analysis” for the Apollo Infrastructure Vehicles:

Name of Vehicle	Date of Last Closing	Status of Vehicle	Percentage of total assets invested in Income-Oriented U.S. Real Estate Assets and Other Assets (as of September 30, 2021)
Apollo Infra Equity US Fund, L.P. and Apollo Infra Equity International Fund, L.P.	December 2018	Liquidation Period	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%
Apollo Infrastructure Opportunities Fund II, L.P.	November 2021	Active	Income-Oriented U.S. Real Estate Assets – 0% Other Assets – 100%

Because these vehicles do not have similar investment objectives to those of the Company because of their strategy to focus on a different category of asset, the Company proposes to include narrative information regarding each of these vehicles in accordance with Guide 5 in a subsequent amendment to the Draft Registration Statement, but to omit any tabular disclosure because there are five vehicles with investment objectives similar to the Company’s investment objectives (i.e., the Athene Net Lease Vehicles), and Table IV is not applicable for these vehicles because they are still active.

For the reasons set forth above, the Company proposes to include (i) narrative information of the 23 Apollo Real Estate Vehicles in accordance with Guide 5 and (ii) tabular information required by Tables I, II and III of Appendix II of Guide 5 for the five Athene Net Lease Vehicles in a subsequent amendment to the Draft Registration Statement. Because there are five Athene Net Lease Vehicles, all of which have similar investment objectives to the Company, the requirements under Tables I, II and III of Appendix II of Guide 5 are satisfied by the inclusion of only the Athene Net Lease Vehicles. Additionally, the Company intends to exclude (1) Table IV because each of the Apollo Real Estate Vehicles is still active (other than AMTG, which completed its operations in 2016, which is outside the five-year period required to be covered by Table IV), (2) Table V because none of the Apollo Real Estate Vehicles that has investment objectives similar to the Company’s investment objectives has disposed of any properties and (3) Table VI given that the Staff generally does not object if a registrant omits the information called for in Table VI.

************

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	Apollo Realty Income Solutions, Inc.
Stuart A. Rothstein
Jessica L. Lomm

Clifford Chance US LLP
Andrew S. Epstein